December 23, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Katherine Bagley

Jennifer López-Molina

Scott Stringer

Angela Lumley

Re: Pivotal Holdings Corp

Amendment No. 2 to

Registration Statement on Form F-4

Filed November 15, 2021

File No. 333-259800

Ladies and Gentlemen:

This letter is submitted on behalf of Pivotal Holdings Corp (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated December 15, 2021 (the “Comment Letter”) with respect to the above referenced registration statement on Form F-4 filed with the Commission on November 15, 2021 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which will include changes in response to the Staff’s comments.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 3. All references to page numbers in these responses are to pages of Amendment No. 3.

Cover page

1.	We note your response to comment 1. Please provide an estimate of the current per-share exchange ratio or tell us why you are unable to do so.

Response: The Company has revised its disclosure on the cover page to address the Staff’s comment.

Risk Factors

“Swvl does not have written contractual arrangements in place with certain of its historically material customers”, page 43

2.

We note that your revised disclosure in response to comment 9 suggests an increase in the percentage of revenue derived from material customers without a written contractual arrangement. In this regard, we note your disclosure that TaaS customers with noncontractual arrangements “made up approximately. . .10% of Swvl’s revenue in . . . the first half of fiscal year 2021.” Please clarify whether you expect such trend to continue in the future and expand your disclosure to discuss the potential impact on your results of operations if the counterparties do not perform under such arrangements, if material. In this regard, we note your disclosure that while you are in the process of entering into definitive documentation to govern these relationships, there is “no guarantee such definitive documentation will ultimately be entered into, and there are no assurances entry into such definitive documentation would allow Swvl to enforce claims against such counterparties for actions taken prior to entry into such agreements.”

Response: The Company has revised its disclosure on page 43 to address the Staff’s comment.

“Uncertainties with respect to the legal systems in the jurisdictions . . .”, page 45

3.

We note your amended disclosure in response to comment 10 that “Swvl has reimbursed, and expects to continue to reimburse, drivers for the costs of such fines.” Please quantify the reimbursements for these expenses for the periods presented, if material.

Response: The Company has revised its disclosure on page 45 to address the Staff’s comment.

Background of the Business Combination, page 108

4.

We note your response to comment 18, and your amended disclosure throughout this section. Where you discuss the topics considered at each meeting generally, please amend your disclosure to provide the specific issues or terms discussed by the parties in attendance. For example, you disclose on page 112 that the parties discussed “the amount of funds to be available to the post-combination company upon the closing of the transaction, a forfeiture of Sponsor’s SPAC Class B Ordinary Shares depending on the size of the PIPE Financing, the voting and/or non-redemption commitments anticipated to be obtained from certain SPAC shareholders, the size of the board of the combined company and the duration of the restrictions on the transfer of the combined company shares held by certain Swvl shareholders and the Sponsor,” and on page 117, that discussion included “[t]he primary unresolved due diligence items at the time included anti-corruption, data privacy and cybersecurity, licensing, employment and material contract matters.” Please disclose the specific minimum cash requirements discussed, the actual size of the board negotiated, the specific voting commitments, etc.

Response: The Company has revised its disclosure on pages 113 – 115, 118 and 119 to address the Staff’s comment.

5.

We note your response to comment 25, but we are not persuaded by your response. Please provide us with a detailed legal analysis explaining why you believe the identity and compensation of the Consultant are not material to investors. Please also provide us with a more detailed legal analysis as to why the Consultant’s presentation does not fall within the purview of Item 4(b) of Form F-4. In this regard, we note your response that “none of these materials opined on the value of Swvl or the fairness of the consideration offered in the Business Combination or made any recommendations whether SPAC should or should not proceed with the Business Combination;” however, Item 4(b) of Form F-4 relates to a report, opinion, or appraisal “materially relating to the transaction,” and is not limited to fairness evaluations or recommendations to proceed. Alternatively, please amend your disclosure to identify the Consultant and quantify the compensation paid to the Consultant, and revise your disclosure to provide the information required by Item 4(b) and 21(c) of Form F-4.

Response: The Company respectfully submits that it does not believe the Consultant’s finding is a report, opinion or appraisal of the type intended to be covered by Form F-4. The adopting SEC Release No. 33-6578 provides that “Item 4 also has been revised to codify existing administrative practice in the area of investment banking and other opinions….The Item does not require that such a report be obtained or that there be an affirmative statement as to whether one was obtained. The Item applies only where a report has been obtained and reference to it is made in the prospectus.” The Company has removed the references to a “report”. Please see page 119. As offered in the prior response letter, in connection with its due diligence, SPAC engaged a number of advisors referenced in the Registration Statement to review certain aspects of Swvl’s business based on such advisor’s respective expertise. Each advisor presented its findings in connection therewith to SPAC. In addition, respectfully, the Company does not believe that there is a substantial likelihood that a reasonable investor would attach importance on the identity of and compensation paid to the Consultant in voting for or against the transaction.

6.

We note your response to comment 21, and your amended disclosure that “a preliminary valuation [was] based on certain business and financial information regarding Swvl’s business and future prospects and benchmarking various peer companies.” To provide additional context to investors for the basis of the $1 billion valuation of Swvl, please amend your disclosure to clarify the “certain business and financial information” considered and disclose the various peer companies used for benchmarking, including their respective valuations.

Response: The Company has revised its disclosure on page 112 to address the Staff’s comment.

Potential Purchases of SPAC Public Shares, page 136

7.

We note your response to comment 32, including that the SPAC and Company are in discussions with a third party to potentially purchase securities and “any such purchases by Sponsor, SPAC’s directors, officers or advisors or any of their respective affiliates would only be made in compliance with applicable law, including Rule 14e-5 of the Exchange Act.” Please provide us with a detailed legal analysis describing the exception to Rule 14e-5 under which these purchases could be made.

Response: The Company has revised the disclosure on pages iv, ix, 8, 73, 74, 139, 140 and 289 to remove references to potential purchases of SPAC Public Shares by Sponsor, SPAC’s directors, officers or advisors or any of their respective affiliates. As revised, such disclosure will state that the Sponsor or SPAC’s directors, officers or advisors or any of their respective affiliates (a) may enter into potential transactions to provide incentives to third parties for such parties to (i) not redeem their SPAC Public Shares; (ii) acquire SPAC Public Shares from other third parties or (iii) vote their SPAC Public Shares in favor of the Acquisition Proposal and (b) have entered into the Forward Purchase Agreement entered into by SPAC on November 15, 2021, which provides the Forward Counterparty with incentives to purchase SPAC Public Shares from SPAC shareholders who elected to redeem their SPAC Public Shares.

With respect to the potential transactions, the Company respectfully submits that neither agreements to not redeem shares nor agreements to vote shares by existing holders of SPAC Public Shares would constitute a purchase of subject securities or related securities within the meaning of Rule 14e-5 under the Exchange Act. With respect to transactions that may provide incentives for third parties to acquire SPAC Public Shares, the Company believes that these transactions can be structured to comply with Rule 14e-5, including as discussed below in connection with the Forward Purchase Agreement.

With respect to the transactions under the Forward Purchase Agreement, the Company notes that the Forward Counterparty has stated that it intends to purchase up to 10,000,000 SPAC Public Shares from holders of such shares (other than SPAC or affiliates of SPAC) who have validly exercised rights to redeem such Subject Shares pursuant to the redemption rights described in the Registration Statement. Any such purchases would be at the Forward Counterparty’s discretion, and the Forward Counterparty is not obligated to purchase or offer to purchase any SPAC Public Shares. The Forward Counterparty has agreed that any purchases or sales of SPAC Public Shares will comply will applicable law, including Rule 14e-5, in all material respects. In furtherance of the foregoing, the Forward Counterparty has advised the Company that:

•	any purchases of SPAC Public Shares would only occur after the deadline for holders of SPAC Public Shares to exercise their redemption rights (two business days before the shareholder vote); and

•

such purchases would be made at the per share redemption price that would be paid pursuant to the redemption rights, potentially increased by a modest amount to reimburse the selling stockholder for transaction expenses, such as brokerage commissions.

Accordingly, all such purchases would occur after the redemption deadline (i.e. after the deemed tender offer expires) such that Rule 14e-5 does not prohibit such purchases.    Moreover, the purchase price offered by the Forward Counterparty (excluding the nominal expense reimbursement described above) would be the same form and amount as consideration offered pursuant to redemption rights as would be permitted by Rule 14e-5 in a subsequent offering period.

Given that all holders of SPAC Public Shares will have the opportunity to receive the redemption price, whether it be from the Company or from a third party, and assuming that the Forward Counterparty complies with its contractual agreements to conduct its purchasing activity in the manner expected, the Company respectfully submits that the incentives offered to the Forward Counterparty under the Forward Purchase Agreement do not violate the prohibitions of Rule 14e-5.

In addition, under the terms of one of the Additional PIPE Subscription Agreements, representing an aggregate purchase price of $2.0 million, the applicable Additional PIPE Investor is entitled to satisfy its obligations to purchase Holdings Common Shares A by purchasing SPAC Public Shares in open market transactions or private purchases and agreeing not to exercise redemption rights with respect to such SPAC Public Shares or the Holdings Common Shares A into which such SPAC Public Shares are converted in the Business Combination. Unlike the Forward Purchase Agreement, the Additional PIPE Subscription Agreement does not provide enhanced economics to the Additional PIPE Investor as consideration for purchasing the SPAC Public Shares, and accordingly the Additional PIPE Investor should not be considered a Covered Person within the meaning of Rule 14e-5 with respect to any such purchases (which are entirely at the Additional PIPE Investor’s discretion).

Information about Swvl

Pricing, page 190

8.

We note your disclosure on page 191 that your per rider revenue generation has increased over time. It is noted that to measure per rider revenue generation, you calculate the per rider revenue generated by all new riders in a given month and track the per rider revenue attributable to those specific riders in subsequent months. Please tell us if per rider revenue is calculated utilizing IFRS revenue or the non-IFRS measure, gross sales. In addition, please tell us your consideration of including new riders as a metric.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that it uses the measure it previously referred to as “gross sales” when it calculates per rider revenue. To clarify this, the Company has revised its disclosure on page 209. The Company believes that the metrics with respect to new riders included in the Registration Statement are useful to investors as they help to show how the customer base is expanding and how the growth in new riders adds to the overall performance of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Swvl

Factors Affecting Our Business and Results of Operations, page 201

9.

We note “[n]ew riders in each of fiscal year 2019, fiscal year 2020 and the six months ended June 30, 2021 accounted for approximately 18.2%, 15.5% and 25.1% of our revenue, respectively.” Please tell us if your calculations are based on IFRS revenue or the non-IFRS measure, gross sales.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that its calculations of the percentage of revenue attributable to new riders is based on the measure it previously referred to as “gross sales”. To clarify this, the Company has revised its disclosure on page 220.

10.

We note your response to comment 47 and your amended disclosure on page 201, including that new riders include unique users taking their first ride with Swvl. Please clarify how you identify unique users, including if your method of doing so could result in your counting the same user as a unique user multiple times, and any related risks.

Response: The Company respectfully advises the Staff that the Company’s platform requires all new riders to register their details and then adds a unique user reference for each new rider, which unique user reference is linked to all of such rider’s subsequent rides. The Company’s platform uses the rider’s phone number to assign one unique reference. As a result, the Company does not believe there is a risk of counting the same user as a unique user multiple times.

Key Business and Non-IFRS Financial Measures, page 211

11.	Please tell us how you distinguish between “bookings,” “riders,” and “seats,” and whether these terms are utilized interchangeably.

Response: The Company respectfully advises the Staff that the terms “seats”, “riders” and “bookings” are not used interchangeably. A “seat” represents a physical space on a ride (a vehicle journey from one point to another) that can be booked by our customer (i.e., inventory). A “rider” is a person filling a seat on a ride (i.e., a consumer). A “booking” is a seat reserved on a ride (i.e., a transaction). To clarify this, the Company has revised its disclosure to include these terms in the “Certain Defined Terms” section of the Registration Statement.

Gross Sales, page 212

12.

We note your disclosure that gross sales is a non-IFRS financial measure which reflects revenue adjusted to exclude the effects of end-user discounts and promotions, sales refunds, uncollected cash or sales waiver. Please tell us what percentage of customers utilize end-user discounts and promotions, sales refunds, uncollected cash and sales waivers and whether they are integral to your business model.

Response: The Company notes the Staff’s comment and presents below a table showing the percentage of bookings that utilize or are impacted by end-user discounts and promotions, sales refunds, uncollected cash or sales waivers. The Company believes that these are not integral to its business model, although they are a part of the Company’s growth as acquisition strategy. As shown below, usage of the foregoing has decreased over the past three years, and the Company expects this trend to continue as the Company builds its customer base in each market it enters and as its existing markets reach maturity.

Item	2019	2020	HY 2021
% Promotion Bookings	42.4%	26.6%	23.8%
% Waived Bookings	9.8%	2.6%	2.2%
% Refunded Bookings	7.4%	5.8%	5.4%
% Uncollected Cash Bookings	3.9%	2.6%	2.4%

Gross Sales Less Captains Costs, page 213

13.	Please tell us what is included in captain costs and why this adjustment is useful and important from an investor standpoint.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that “captain costs” refers to amounts paid to drivers for operating routes on our platform. While the Company utilizes the “Gross Sales Less Captain Costs” metric as an indicator of the difference between the gross amount charged to customers for fares and the amount we pay to drivers to have them use the platform, the Company does not believe this metric is necessary for investors to understand our business or to make an investment decision. As a result, to avoid confusion, the Company has revised its disclosure throughout the Registration Statement to remove the measure, “Gross Sales Less Captain Costs”.

Reconciliation of Non-IFRS Measures

Reconciliation from Revenue to Gross Sales and Gross Sales Less Captain Costs, page 214

14.

We have read your response to comment 49 and it does not appear to have addressed our comment; therefore, it is being reissued. We note that your presentation of gross revenue excludes the impact of incentives which are reductions to your revenue recorded under IFRS 15. Please tell us how you determined that these adjustments do not result in a tailored recognition and measurement method.

Refer to Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comment. In our most recent filing on Form F-4 dated November 15, 2021, we included the term ‘Gross Sales’ which we defined as a non-IFRS measure. This measure, which is an operating measure used by our management team to monitor performance of the business, represents the gross order volume processed on our platform and reflects revenue under IFRS 15 adjusted to exclude the effects of end-user discounts and promotions, sales refunds, uncollected cash and sales waiver. Our management team uses this measure to monitor overall usage and order volume on our platform and growth of the business. We believe this measure is valuable to investors and users of our financial information, because it provides them with a key measure used by our management team in steering the business and reflects how the marketing efforts and the strategic decisions taken by the Company impact the total bookings on the Swvl Platform in dollar terms (i.e. prior to the reductions in the form of end-user discounts and promotions, sales refunds, uncollected cash and sales waiver) represented by total ticket fares.

In response to the Staff’s comment, we have changed references to this measure from ‘Gross Sales’ to ‘Total Ticket Fares’ and revised our disclosures on pages 209, 220, 226, 229 and 231-234. We believe labelling this measure as ‘Total Ticket Fares’ should avoid potential confusion between this measure and revenue, as measured under IFRS 15. Furthermore we clearly disclose that Total Ticket Fares should not be considered in isolation from, or as a substitute for, Revenue presented in compliance with IFRS.

We have revised the definition of Total Ticket Fares on page 231 to read as follows: “Total Ticket Fares is an operating measure representing the gross order volume processed on our platform, which reflects revenue adjusted to exclude the effects of end-user discounts and promotions, sales refunds, uncollected cash and sales waiver, over the period for measurement”.

While Total Ticket Fares represents an operating measure used by management to monitor performance of the business, we are able to reconcile the measure to our Revenue, as reported under IFRS, and we have included a reconciliation of Total Ticket Fares to Revenue in our revised disclosures.

15.

We have reviewed your response to comment 50 and note that it does not appear to address our comment; therefore, it is being reissued. Please revise to reconcile gross sales less captain costs to gross profit/loss which is the most directly comparable IFRS measure, as required by Item 10(e)(1)(i) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and refers to its response to comment 13. To avoid confusion, the Company has revised its disclosure throughout the Registration Statement to remove the measure, “Gross Sales Less Captain Costs”.

Beneficial Ownership of Securities, page 270

16.

We note your response to comment 52, including that the investment and voting decisions of DiGame Africa are made by a majority of the five directors on the board of DiGame Investment Company, and the investment and voting decisions of VNV (Cyprus) Limited are made by a majority of the five individuals that serve on the board of VNV (Cyprus) Limited. Please identify the five individuals for each of DiGame Investment Company and VNV (Cyprus) Limited that control the voting decisions of each entity, respectively.

Response: The Company acknowledges the Staff’s comment. To the Company’s knowledge, the board of VNV (Cyprus) Limited is comprised of Boris Sinegubko, Eleni Chrysostomides, Georgia Chrysostomides and Chrystalla Dekatris and the board of DiGame Investment Company is comprised of Samer Salty, Shane Tedjarati, Esther Dyson, Samir Mikati and Samir Hammami.

Note 7- Shareholders’ Equity, page F-18

17.

We note that you offered 34,500,000 Class A ordinary shares as part of your initial public offering of units, but show only 30,153,944 Class A ordinary shares subject to possible redemption in your balance sheet. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 34,500,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption. To the extent you identify errors in your financial statements please explain your consideration of the guidance in ASC 250-10-45 for the correction of an error and provide us with a materiality analysis using ASC 250-10-S99-1.

Response: The Company respectfully advises the Staff that prior to filing Amendment No. 3, SPAC filed restated financial statements that show 100% of the outstanding Class A ordinary shares as subject to possible redemption and such restated financial statements are included in Amendment No. 3 on pages F-2 – F-27.

Swvl Inc. and its subsidiaries

Notes to the consolidated financial statements

Note 2.19 Revenue recognition, page F-77

18.

We note your response to comment 55 and your additional disaggregation of revenue by your offerings—business to business and business to consumer. Please explain why you did not also revise the notes to the financial statements for fiscal year ended December 31, 2020. We note you updated your management’s discussion and analysis of financial condition and results of operations for the fiscal year.

Response: The Company has included revised financial statements for the fiscal year ended December 31, 2020 to address the Staff’s comment.

16. Revenue

16.1 Revenue reconciliations, page F-98

19.

We note your response to comment 57 that “gross revenue” is an IFRS 15 term. Please provide us with a detailed discussion of what “gross revenue” represents and cite the specific authoritative literature that supports gross revenue as an IFRS measure.

Response: The Company notes the Staff’s comments and respectfully advises the Staff that the Company’s prior response erroneously referred to “gross revenue” as an IFRS 15 term. The Company has included revised financial statements that remove “gross revenue” from the notes thereto.

Exhibit 23.1, page II-3

20.	Please advise your independent registered public accounting firm to provide an updated auditor consent.

Response: The Company has included an updated consent letter from its independent registered public accounting firm.

General

21.

We note your revised disclosure on pages vii-viii in response to comment 58 and reissue the comment in part. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Response: The Company has revised its disclosure on page viii to address the Staff’s comment.

*    *     *

Should you have any questions or comments with respect to Amendment No. 3 or this letter, please contact Nicholas A. Dorsey at 212-474-1764.

Sincerely,

/s/ Nicholas A. Dorsey
Nicholas A. Dorsey

VIA EDGAR

Copy to:

Victoria Grace
Queen’s Gambit Growth Capital
55 Hudson Yards, 44th Floor
New York, NY 10001

Mostafa Kandil
Youssef Salem
Swvl Inc.
The Offices 4, One Central
Dubai World Trade Centre
Dubai, UAE

Brenda Lenahan
E. Ramey Layne
Caroline Blitzer Phillips
Vinson & Elkins L.L.P.
1114 Avenue of the Americas, 32nd Floor
New York, NY 10036

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